BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23    A Publicly Listed Company          NIRE. 35300010230


                  Authorized Capital: up to 200,000,000 shares
    Subscribed and Paid-in Capital: R$ 8,300,000,000.00 - 115,496,537 shares

                          EXTRAORDINARY GENERAL MEETING
                                OF AUGUST 22 2005
                                -----------------

               On August 22 2005 at 3:00 p.m., the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. met in the auditorium of the company's registered offices at Praca Alfredo Egydio de Souza Aranha 100, Torre Itausa - 9th floor in the city of Sao Paulo for an Extraordinary General Meeting, convened by notices published in the newspapers, "Gazeta Mercantil", editions for August 3 (page B-1), August 4 (page B-1) and August 5 2005 (page B-1) and "Diario Oficial do Estado de Sao Paulo", editions of August 3 (page 7), August 4 (page 15) and August 5 2005 (page 13), with the following AGENDA:

a) cancellation of 2,202,408 book entry shares issued by the company, held as treasury stock, being made up of 2,408 common and 2,200,000 preferred shares, with no reduction in the value of the capital stock;

b) increase the limits for authorized capital from up to 200,000,000 to up to 2,000,000,000 book entry shares with no par value, being 1,000,000,000 common and 1,000,000,000 preferred shares;

c) a stock split in a ratio of 900% of the 113,294,129 shares making up the subscribed capital stock, including the proposed cancellation in Item "a" above, with no alteration in the monetary expression of the capital stock;

d) alter the wording of Article 3 ("caption sentence" and 3.1) of the Bylaws to register the new quantities of shares resulting from the preceding items and the consequent adjustment in the value of the minimum annual dividend.

               With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock and, additionally with management and the company's Fiscal Councilor, Prof. Iran Siqueira Lima present, the Meeting was declared in session. In accordance with the statutory provisions, the presidency was assumed by Dr. Roberto Egydio Setubal, Chief Executive Officer, who invited the stockholder, Carlos Roberto Zanelato, to act as secretary, thus completing the Meeting's presiding officials.

               Beginning the agenda, the President requested the Secretary to read the following:


                       "PROPOSAL OF THE BOARD OF DIRECTORS
                       -----------------------------------

Stockholders,

               The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. believes it opportune to submit for the examination and approval of the General Stockholders Meeting, the following agenda:


           I - CANCELLATION OF OWN ISSUE BOOK ENTRY
               SHARES HELD AS TREASURY STOCK
               -----------------------------

               - cancellation of 2,202,408 book entry shares issued by the company and held as treasury stock, being 2,408 ordinary and 2,200,000 preferred shares, acquired by the company pursuant to the Brazilian Securities and Exchange Commission's (CVM) Instructions 10/80, 268/97 and 390/03, without any reduction in the capital stock, against resources held in the "Capital Reserve - Reserve for Goodwill in the Issue of Shares";

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EXTRAORDINARY GENERAL MEETING OF AUGUST 22, 2005 OF BANCO ITAU HOLDING
FINANCEIRA S.A.                                                           Page 2


               - as a result of this cancellation of shares, the capital stock shall be represented by 113,294,129 book entry shares with no par value, being 60,596,342 ordinary and 52,697,787 preferred shares;


           II - INCREASE IN LIMITS OF AUTHORIZED CAPITAL
                ----------------------------------------

               - increase in the limits of authorized capital from 200,000,000 to 2,000,000,000 of book entry shares with no par value, being 1,000,000,000 ordinary and 1,000,000,000 preferred shares;


           III - STOCK SPLIT
                 -----------

               - with the purpose of improving share liquidity and a consequent adjustment in the value of market prices at a more attractive level for trading, to effect a stock split in a ratio of 900% from the existing 113,294,129 shares representing the subscribed capital stock, already considering the cancellation proposed in Item I above, and increasing the said capital stock to the equivalent of 1,132,941,290 book entry shares with no par value, being 605,963,420 ordinary and 526,977,870 preferred shares, there being no alteration in the monetary expression of the capital stock; as a consequence of this stock split:

> the stockholders shall receive 9 (nine) new shares for each existing share held of the same type, free of cost;

> the monthly interest on equity capital shall be adjusted at the same ratio as the proposed stock split, that is, the payout changing from R$ 0.21 per share to R$ 0.021 per share, the new shares resulting from the stock split to enjoy full rights to any distribution of income which may be declared following the date of the General Stockholders' Meeting convened for examining this proposal;

> the existing shares issued by Banco Itau Holding Financeira S.A. shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting's deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

               - simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split as follows:

> in the United States Market (NYSE), where currently every 2 (two) ADR's - American Depositary Receipts represent 1 (one) preferred share, the ADR's shall be split by a ratio of 400%, investors receiving free of cost 4
     (four) new ADR's for each ADR held; as a result, each ADR shall represent l
     (one) preferred share;

> in the Argentinean Market (BCBA), where currently each CEDEAR - Certificado de Deposito Argentino represents 1 (one) preferred share, the CEDEAR's shall be split by a ratio of 900%, investors receiving free of cost 9
     (nine) new CEDEAR's for each CEDEAR held; as a result, each CEDEAR shall continue to represent 1 (one) preferred share;


          IV - ALTERATIONS TO THE BYLAWS

               - to alter the wording in Article 3 (caption sentence and 3.1) of the Bylaws, to register the new quantities of shares resulting from the previous items and the consequent adjustment in the value of the annual dividend from R$
0.55 per share to R$ 0.055 per share, as follows:

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EXTRAORDINARY GENERAL MEETING OF AUGUST 22, 2005 OF BANCO ITAU HOLDING
FINANCEIRA S.A.                                                           Page 3

    'Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8.300.000.000,00 (eight billion, three hundred million Reais), represented by 1,132,941,290 (one billion, one hundred and thirty-two million, nine hundred and forty-one thousand, two hundred and ninety) book entry shares with no par value, of which 605.963,420 (six hundred and five million, nine hundred and sixty-three thousand, four hundred and twenty) ordinary and 526.977.870 (five hundred and twenty-six million, nine hundred and seventy-seven thousand, eight hundred and seventy) preferred shares with no voting rights but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

    3.1. Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 2,000,000,000 (two billion) shares being 1,000,000,000 (one billion) common shares and 1,000,000,000 (one billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).'

               Finally it is proposed to publish the meeting's minutes omitting the names of the Stockholders present according to the provisions of Paragraph 2, Article 130 of Law 6,404/76.

               This is the proposal which we submit for the examination of Stockholders. Sao Paulo-SP, August 1 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni - Directors."

               Before submitting the Proposal of the Board of Directors to the examination and vote of the stockholders, the President announced that:

a) the Fiscal Council had opined favorably on the proposal to modify the capital stock pursuant to Article 163, III, of Law 6,404/76;

b) the cancellation of the shares, which is being proposed, shall be through the absorption of R$ 666,999,567.28, to be set against resources held in the "Capital Reserve - Reserve for Goodwill in the Issue of Shares";

c) for the holders of the ADR's, the stock split shall bear the payment of a fee covering the issue of the new securities at the depository institution.

               The "Proposal of the Board of Directors", together with the above information was then submitted for discussion and voting by the stockholders, being fully and unanimously approved. Subsequently, the President noted that as soon as the decisions of this Meeting had been ratified by the Central Bank of Brazil, the company would publish a Notice to Stockholders with respect to the stock split, notifying the date from when the new shares shall be available for negotiation.

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EXTRAORDINARY GENERAL MEETING OF AUGUST 22, 2005 OF BANCO ITAU HOLDING
FINANCEIRA S.A.                                                           Page 4


               With no further items on the agenda, the President thanked all for their presence, declaring the Meeting concluded and requesting the drafting of these minutes. These having been read and approved, were signed by all the stockholders present. Sao Paulo-SP, August 22 2005. (signed) Roberto Egydio Setubal - President; Carlos Roberto Zanelato - Secretary; ...



                                         ALFREDO EGYDIO SETUBAL
                                       Investor Relations Officer